via EDGAR

March 30, 2020

Securities and Exchange Commission

Re:    Gildan Activewear Inc.
Exhibit 99.3 Form of Proxy to the Form 6-K Management Information Circular
Filed on March 26, 2020

Please be advised that Exhibit 99.3 Form of Proxy filed on EDGAR on March 26, 2020 as part of a Form 6-K filing has been updated to the attached Form of Proxy filed in this submission.

Please disregard the Form of Proxy filed on March 26, 2020.

(s) Lindsay Matthews
Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
33rd Floor
Montreal, Quebec H3A 3J2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on April 30, 2020

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. In addition, YOU MUST go to http://www.computershare.com/gildan no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Daylight Saving Time, on April 28, 2020.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now.	You can enroll to receive future securityholder communications electronically by visiting. www.investorcentre.com and clicking at the bottom of the page	You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We being holder(s) of Gildan Activewear Inc. (the “Corporation”) hereby appoint: Donald C. Berg, Chairman of the Board of Directors, or, failing him, Glenn J. Chamandy, President and Chief Executive Officer

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein

Note: If you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail and go to http://www.computershare.com/gildan no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide your proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to  vote.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of the Corporation to be held online at https://web.lumiagm.com/199537532 on Thursday, April 30, 2020 at 10:00 a.m., Eastern Daylight Saving Time, and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	FOR	Withhold		FOR	Withhold		FOR	Withhold
01. William D. Anderson	☐	☐	02. Donald C. Berg	☐	☐	03. Maryse Bertrand	☐	☐

04. Marc Caira	☐	☐	05. Glenn J. Chamandy	☐	☐	06. Shirley E. Cunningham	☐	☐

07. Russell Goodman	☐	☐	08. Charles M. Herington	☐	☐	09. Luc Jobin	☐	☐

10. Craig A. Leavitt	☐	☐	11. Anne Martin-Vachon	☐	☐

2. RESOLUTION Adoption and Ratification of Shareholder Rights Plan Confirming the adoption of and to ratify the Shareholder Rights Plan; See Schedule “C” of the Management Proxy Circular	FOR	Against
	☐	☐

3. RESOLUTION Advisory Vote on Executive Compensation Approving an advisory resolution on the Corporation’s approach to executive compensation; See Schedule ‘’D’’ to the Management Proxy Circular	FOR	Against
	☐	☐

4. APPOINTMENT OF AUDITORS The appointment of KPMG LLP, Chartered Professional Accountants, as auditors for the ensuing year	FOR	Withhold
	☐	☐
Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date
DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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